Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

(Commission File No. 001-38023)

Merger Update

C&J Family –

Attached is an email that Robert Drummond, who is currently Keane’s CEO and who has been named the President and CEO of the combined company, sent to Keane employees earlier today. As has been the case since announcing the combination of our two organizations, Robert and I wanted to make sure that our full teams are kept up to date on the integration planning process and the timeline to close. This joint communication reflects our shared commitment to transparency.

I recommend that you read Robert’s note, but in short, we continue to expect the transaction to close in late October and we are encouraged by the positive feedback we’ve received from our various stakeholders, as well as the tremendous progress that the Integration Leadership Team has made to-date. Based on the status of our integration planning efforts and timeline to close, we expect to formally announce the organizational structure of the combined company in late September.

Between now and close, our collective focus continues to be on delivering best-in-class service for our customers and driving excellence across our organizations, so let’s all keep up the great work!

Regards,

Don Gawick

President and CEO

C&J Energy Services

3990 Rogerdale

Houston, TX 77042

August Merger Update

From

CEO, Robert Drummond

Team,

Since C&J and Keane agreed to merge in June, I have enjoyed the opportunity to speak with many of you about the transaction. Your response to combining these two great companies has been very positive and I appreciate the great attitude. The feedback from customers has also been overwhelmingly positive and validates the tremendous future we envision for the combined company. Further to our commitment to maintaining regular communications between signing and close, I wanted to give you a brief recap of where we are in the integration planning process and what you should expect moving forward.

The transaction has received antitrust clearance from the Federal Trade Commission and we are on schedule with the disclosure process required by the Securities and Exchange Commission. These steps bring us closer to completing the transaction, which we continue to expect will occur in late October. By that time, we will formally announce the combined company’s name, ticker symbol and logo.

Since June, the Integration Leadership Team (ILT), consisting of Don Gawick, CEO of C&J, JK van Gaalen, CFO of C&J, Greg Powell, President and CFO of Keane and me, has been getting to know the ins and outs of how both companies operate and we have now moved into the organizational planning phase of the integration process. In this phase, our focus is on developing the organizational structure of each department, the plan for running combined operations (including in Year One) and the policies and procedures under which the combined company will operate.

We expect the organizational planning phase to be completed by late September, at which point we will formally announce the full go-forward organizational structure. At the highest level, this will contain features familiar to both companies:

•

Operations Management will be organized geographically and will work in collaborative partnership with Product Line Leadership as a cohesive service delivery team focused on providing value for our customers.

•	The Operations and Product Line teams will be supported by strong Operations Shared Services including QHSE, Maintenance, and Supply Chain.

•	We will align support functions to provide quality and efficient support to the new organization, including Finance, IT, HR, and Legal.

•	A commercial organization will lead strategic sales, marketing and other commercial activities.

•	We will continue to invest in our Technology focused organization, including Engineering, Manufacturing and other initiatives such as digital, surface, and downhole technologies.

Once each functional teams’ organizations are finalized, we will be reviewing each company’s talent pool to determine placement within the organizational structure. We will follow a rigorous process, supported by HR, to ensure we consider candidates from across both companies to build the best team possible and position the combined company for success. As we communicated when we announced the transaction, we expect employees of both C&J and Keane to contribute and benefit from growth and new career development opportunities that result from being part of a larger and stronger organization. Decisions concerning placement will begin in late September and will extend past Day 1, and we will keep you updated as we move forward. Rest assured that we are committed to being fair as we determine talent placement within the new organizational structure.

In closing, I want to remind you that until the transaction closes, Keane and C&J continue to operate as separate companies, and we must all remain focused on delivering the exceptional service and safety performance our customers and employees have come to expect.

I want to thank all of you for your hard work, support and dedication as we move toward the finish line.

You are the most important factor in the success of our new company, and with the combined talents of our two outstanding teams, I’m confident that our future will be bright.

Regards,

Robert Drummond

Chief Executive Officer

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Keane’s and C&J’s control. Statements in this communication regarding Keane, C&J and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Keane’s and C&J’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Keane’s and C&J’s control. These factors and risks include, but are not limited to, (i) the competitive nature of the industry in which Keane and C&J conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets Keane and C&J serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on Keane’s and C&J’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) Keane’s and C&J’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in Keane’s and C&J’s industry; (xiii) fluctuations in the market price of Keane’s and C&J’s stock; (xiv) the level of, and obligations associated with, Keane’s and C&J’s indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of C&J’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Keane’s and C&J’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Keane’s and C&J’s filings with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors” in Item 1A of Keane’s Annual Reports on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2018, filed on February 27, 2019 and August 19, 2019, respectively, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019 and in other periodic filings, available on the SEC website or www.keanegrp.com or www.cjenergy.com. Keane and C&J assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Important Additional Information Regarding the Merger of Equals Filed With the SEC

In connection with the proposed merger, Keane has filed a registration statement on Form S-4 that includes a joint proxy statement of Keane and C&J that also constitutes a prospectus of Keane with the SEC. Each of Keane and C&J have also filed other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders may obtain free copies of these documents and other documents containing important information about Keane and C&J through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Keane are available free of charge on Keane’s website at http://www.keanegrp.com or by contacting Keane’s Investor Relations Department by email at investors@keanegrp.com or by phone at 281-929-0370. Copies of the documents filed with the SEC by C&J are available free of charge on C&J’s website at www.cjenergy.com or by contacting C&J’s Investor Relations Department by email at investors@cjenergy.com or by phone at 713-325-6000.

Participants in the Solicitation

C&J, Keane and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of C&J is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 9, 2019, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Information about the directors and executive officers of Keane is set forth in Keane’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 1, 2019, and Keane’s Annual Reports on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2018, filed on February 27, 2019 and August 19, 2019, respectively. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C&J or Keane using the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.